FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated June 30, 2003, titled, “Santander Central Hispano acquires 12.74% stake in Banco Santander Portugal from The Royal Bank of Scotland.”

2.	Other Communication dated June 30, 2003 regarding Banco Santander Central Hispano, S.A.’s announcement that it has exercised a call option versus The Royal Bank of Scotland for the acquisition of the latter’s holding in Banco Santander Portugal.

3.	Other Communications date June 30, 2003 regarding, Banco Santander Central Hispano, S.A.’s announcement of its acquisition from MetLife Iberia, S.A. of 20% of Santander Central Hispano Seguros y Reaseguros, S.A.

ITEM 1

Santander Central Hispano acquires 12.74% stake
in Banco Santander Portugal from The Royal Bank
of Scotland

Madrid, June 30 – Santander Central Hispano has acquired 12.74% of Banco Santander Portugal for 62.5 million pounds sterling, having exercised an option it held to buy the stake from The Royal Bank of Scotland. As a result of the transaction, it has increased its total shareholding to 97.68%.

Santander Central Hispano is Portugal’s third largest financial group with a market share of 10%, a network of 659 offices and two million customers. The Group operates three retail banking franchises in the country, Banco Totta e Açores, Crédito Predial and Banco Santander Portugal, as well as a major presence in investment banking through Banco Santander de Negocios.

Totta e Açores is a leading entity in universal banking, Crédito Predial specializes in mortgage lending and Santander Portugal focuses more on urban and high net worth customers.

In 2002, Santander Central Hispano recorded net attributable income of 223.1 million euros in Portugal, a rise of 16.8% on the previous year. It has a significant presence in key segments such as mortgages, where it has an 11.7% market share, mutual funds with 17.4% and investment banking with 15.9% in brokerage.

Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

ITEM 2

OTHER COMMUNICATIONS

Banco Santander Central Hispano, S.A. announces its has exercised a call option versus The Royal Bank of Scotland for the acquisition of the latter’s holding in Banco Santander Portugal (12.78%), for 62.5 MM pounds sterling. Following this acquisition, Grupo Santander Central Hispano’s holding in Banco Santander Portugal is increased to 97.68%.

Madrid, June 30th 2003

ITEM 3

OTHER COMMUNICATIONS

Banco Santander Central Hispano, S.A. announces its acquisition from MetLife Iberia, S.A. of 20% of Santander Central Hispano Seguros y Reaseguros, S.A. for 53.9 MM euros. Following this acquisition, Banco Santander Central Hispano, S.A.’s holding in Santander Central Hispano Seguros y Reaseguros, S.A. is increased to 80%.

Additionally, the Santander Central Hispano Group has sold its total stake in MetLife Iberia, S.A. (20%) to MetLife International Holdings, Inc. for 39.1 MM euros.

Madrid, June 30th 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: July 1, 2003	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President